PhotoMedex, Inc.

147 Keystone Drive

Montgomeryville, PA 18936

November 21, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Attention: Ms. Amanda Ravitz

Re:	PhotoMedex, Inc.

Registration Statement on Form S-4

File No. 333-176295

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) of PhotoMedex, Inc.( the “Company”), as it may be amended, be accelerated so that the Registration Statement may become effective at 10:00 a.m. Eastern time on November 22, 2011, or as soon as practicable thereafter. In this regard, the Company is aware of its obligations under the Act.

The Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Stephen C. Koval of Kaye Scholer LLP, counsel to the Company, at (212) 836-8019, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Dennis McGrath

Dennis McGrath, Chief Executive Officer

and President

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